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SHAREHOLDER RESPONSE SUMMARY REPORT Page 1

FIDELITY INVESTMENTS

FIDELITY INVESTMENT TRUST: FIDELITY NORDIC FUND

June 20, 2007

% of Outstanding % of Dollars

No. of Dollars Dollars Present

--------------- ---------------- ----------------

1. To approve an Agreement and Plan of Reorganization

(the agreement) between Nordic Fund and Fidelity

Europe Fund (Europe Fund), another fund of the trust.

The Agreement provides for the transfer of all of the

assets of Nordic Fund in exchange solely for shares of

beneficial Interest of Europe Fund and the assumption by

Europe Fund of Nordic Fund's liabilities. Thereupon, Europe

Fund's shares will be distributed to shareholders of Nordic

Fund in liquidation of Nordic Fund.

Affirmative 210,202,027.95 32.894% 57.926%

Against 145,765,679.36 22.811% 40.169%

Abstain 6,914,059.55 1.082% 1.905%

TOTAL 362,881,766.86 56.787% 100.000%